Exhibit (a)(10)

Form of email disclosing exercise price of New Options sent by the

Company’s Human Resources Department to eligible U.S. employees

Dear Employee,

Pursuant to the Offer to Reassign Share Options (the “Offer to Reassign”) and related documentation that we delivered to you on May 15, 2009, we are notifying you of the definitive exercise price of the New Options.  The exercise price for each ordinary share underlying the New Options that you will be granted if you tender eligible 2006 Options or 2007 Options will be €15.03, which equals the average of the closing market price of the Company’s American Depositary Shares on the New York Stock Exchange for each business day during the 30-day period ending on June 12, 2009, which is the date of grant of the New Options, converted to Euros using the European Central Bank foreign exchange reference rate on such date of €1.00 = US$1.4004.

If you have already submitted your election form and still wish to participate in the stock option reassignment program, you need not do anything further.  If you have not yet submitted the election form attached to our May 15th email and wish to participate in the stock option reassignment program, you must properly complete and sign the election form and return it before the offer expires at 11:59 p.m., Eastern Daylight Time, today to Tom Larson by fax at (513) 492-6915 or by email at tlarson@luxotticaRetail.com.  Your election form must be received by the Company before the offer expires.  If we have not received your properly completed and signed election form before the offer expires, you will have rejected this offer and you will keep your current options.  Conversely, if you have already submitted your election form and no longer wish to participate in the stock option reassignment program, you must submit your notice of withdrawal attached to our May 15th email to Tom Larson at the fax number or email address set forth above, which notice must be received by the Company before the offer expires; otherwise, you will be deemed to have tendered your eligible options and will be granted new options.

If you have questions, you may contact Tom Larson by telephone at (513) 765-6915 or by email at tlarson@luxotticaRetail.com at any time prior to the expiration of this Offer to Reassign.

Thank you.